Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

02 JUN 26 AM 11:30

AIR MAIL

Rule 12g3-2(b) File No. 82-5110

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549
U.S.A.

02042105

18 June 2002

SUPPL

Dear Sir/Madam

Lattice Group plc
Rule 12g3-2(b) File No. 82-5110

The enclosed Stock Exchange Announcements are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Lattice Group plc ("the Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

Maria Singleterry
Assistant Secretary

dlw 6/26

cc Pamela Gibson
Shearman & Sterling

Enclosures

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

Rule 12g3-2(b) File No. 82-5110

ANNOUNCEMENT MADE TO STOCK EXCHANGE

LATTICE GROUP PLC

13 June 2002

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Lattice Group plc today received notification that, Legal &General, had as at 10 June 2002 a notifiable interest of 3.09% of the current issued ordinary share capital of Lattice Group plc as follows:

Material Interest		Holding
HSBC Global Custody Nominee (UK) Ltd	A/c 775254	7,300,000
HSBC Global Custody Nominee (UK) Ltd	A/c 775245	16,102,835
HSBC Global Custody Nominee (UK) Ltd	A/c 754612	396,339
HSBC Global Custody Nominee (UK) Ltd	A/c 766793	50,000
HSBC Global Custody Nominee (UK) Ltd	A/c 252605	2,092,178
HSBC Global Custody Nominee (UK) Ltd	A/c 360509	2,692,792
HSBC Global Custody Nominee (UK) Ltd	A/c 770286	400,000
HSBC Global Custody Nominee (UK) Ltd	A/c 357206	76,837,528
HSBC Global Custody Nominee (UK) Ltd	A/c 904332	295,200
HSBC Global Custody Nominee (UK) Ltd	A/c 866203	2,908,045
	Total	**109,074,917**

THE INFRASTRUCTURE TECHNOLOGY GROUP

130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

Rule 12g3-2(b) File No. 82-5110

14 June 2002

LATTICE GROUP PLC

MERGER UPDATE

Further to the announcement on 22 April 2002 of the recommended merger of equals of Lattice Group plc ("Lattice") with National Grid Group plc ("National Grid") to create National Grid Transco (the "**Merger**"), Lattice announces that shareholder documents relating to the Merger have been published today.

Lattice is issuing a circular to its shareholders (the "**Lattice Scheme Circular**") containing details of the scheme of arrangement between Lattice and its shareholders pursuant to which the proposed Merger will be implemented as well as notices convening shareholder meetings to be held on 15 July 2002 to approve the Merger . The Lattice Scheme Circular also contains summary listing particulars of National Grid. National Grid is issuing a circular to its shareholders (the "**National Grid Circular**") convening an Extraordinary General Meeting to approve the Merger as well as publishing Listing Particulars relating to the admission to the Official List of the UK Listing Authority of up to 1,400,000,000 new ordinary shares to be issued pursuant to the Merger (the "**Listing Particulars**").

These documents will shortly be available to the public for inspection at the UK Listing Authority's Document Viewing Facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (tel. no. +44 20 7676 1000) during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until completion of the Merger.

The Lattice Scheme Circular is available on the Lattice website at www.lattice-group.com. Copies of the Lattice Scheme Circular and the Listing Particulars will also be available from Lattice's head office at 130 Jermyn Street, London SW1Y 4UR. The National Grid Circular and the Listing Particulars will be available on the National Grid website at www.nationalgrid.com. Copies will also be available from National Grid's head office at 15 Marylebone Road, London NW1 5JD.

Enquiries:

Investor Relations
Melissa Sellars 44 (0) 20 7389 3219
Gary Rawlinson 44 (0) 20 7389 3218

Media Relations
Gillian Home 44 (0) 20 7389 3212
Jim Willison 44 (0) 20 7389 3213

The Maitland Consultancy
Angus Maitland 44 (0) 20 7379 5151
44 (0) 77 8526 8283

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

ANNOUNCEMENT MADE TO STOCK EXCHANGE

Rule 12g3-2(b) File No. 82-5110

Lattice Group plc

NOTIFICATION OF CHANGE TO DIRECTORS' INTERESTS IN SHARES

The Company has today been notified that on 14 June 2002 , Lattice Group plc ordinary shares of 10p each were purchased at 178.25p per share and credited to the respective shareholding of the Directors detailed below. The shares were purchased in accordance with the terms of the Lattice Group Dividend Reinvestment Plan, following payment on 14 June 2002 of the Lattice Group second interim dividend for the 15 months ended 31 March 2002.

Director	No. of shares purchased	Revised beneficial holding
Sir John Parker, Chairman	368	12,612
Christopher Hampson, Non-executive Director	317	10,894
Baroness Diana Warwick, Non-executive Director	41	1,405

17 June 2002